UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On May 30, 2023, AerCap Ireland Capital Designated Activity Company (“AICDAC”) and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (the “Company”), priced an offering of senior notes, consisting of $1 billion aggregate principal amount of the Issuers’ 5.750% Senior Notes due 2028 (the “Notes”) issued at a price to the public of 99.031%, resulting in a yield to maturity of 5.977%. After giving effect to certain derivative instruments with respect to relevant U.S. treasury securities previously entered into by AerCap Ireland Limited, the direct parent of AICDAC and a wholly owned subsidiary of the Company, the Issuers’ effective yield to maturity in respect of the Notes will be 5.713%. The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes, including to acquire, invest in, finance or refinance aircraft assets and to repay indebtedness.

Barclays, Credit Agricole CIB, Deutsche Bank Securities, RBC Capital Markets and Wells Fargo Securities are serving as joint book-running managers for the underwritten public offering of the Notes (the “Offering”).

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The registration statement automatically became effective upon filing on October 19, 2021. Investors should read the accompanying prospectus dated October 19, 2021, the preliminary prospectus supplement relating to the Offering dated May 30, 2023, and other documents the Company has filed with the SEC for more complete information about the Company, the Notes and the Offering.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements, File Nos. 333-270326 and 333-260359 and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Dated: May 30, 2023

3